SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 21st,  2006

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Ducati Motor Holding: Temporary Workforce Reduction
(Cassa Integrazione Guadagni Ordinaria)

Bologna, July 21st, 2006 Ducati Motor Holding S.p.A. (NYSE: DMH; Borsa Italiana S.p.A.: DMH), a leading manufacturer of high performance motorcycles, announced today that it has initiated trade union discussions with regard to implementing a Temporary Workforce Reduction (Cassa Integrazione Guadagni Ordinaria) for a duration of 17 calendar weeks starting from the end of August, and which in total, will concern 100 employees.

Recourse to a Temporary Workforce Reduction has arisen from the need to reduce production in the last four months of the year when, in line with the Company’s annual budget, stable registrations and reduced sales to the network are expected.

Lowering production therefore, is necessary to avoid creating high stock levels which would have inevitable and significant consequences on the Company, and which would compromise the success of new models due out next Spring.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster, Sport Touring, Multistrada and the new SportClassic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together.

Since 2003 Ducati has also been taking part in the MotoGP World Championship. For more information about the Company, please visit our web site at http://www.ducati.com

This press release is not an offer to invest in Italy, according to Art. 1, lett (t) of the Italian Legislative Decree no. 58 of February 24th, 1998, or in any other country. This press release cannot be transmitted or distributed to any persons in the United States or in any country where its distribution is not allowed without the express approval from the relevant authorities.

These materials are not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended.  Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:

Federico Strano
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3	Main Tel: + 39 051 6413 111
Bologna 40132, Italy	Direct Tel: + 39 051 6413 213
e-mail: federico.strano@ducati.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: July 21st, 2006	By:	/s/ Federico Strano

	Name	Federico Strano
	Title	Director, Investor Relations